SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.  )

FX Energy, Inc.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities) 302695 10 1
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 3, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
(Continued on the following pages)

(Page 1 of 7 Pages)

CUSIP No. 302695101	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Shawn Chalmers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,916,870
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,916,870
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,916,870
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.29%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

(a) This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of FX Energy, Inc., a Nevada corporation (the "Company").

(b) The principal executive offices of the Company are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being filed by James Shawn Chalmers (the "Reporting Person"). The Reporting Person does not own any Common Stock directly. The Reporting Person is (i) the sole director and President and majority stockholder of J&S Ventures, Inc. (“J&S”), a Missouri corporation; (ii) the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC (“Orion”), a Missouri limited liability company; the sole trustee and sole beneficiary (during his lifetime) of the J. Shawn Chalmers Revocable Trust dated August 13, 1996 (the “Chalmers Trust”) and a co-custodian with his wife of various accounts for his children established under the Uniform Gifts to Minors Act. The Reporting Person also is a beneficiary of an Individual Retirement Account. By virtue of his positions with, relationship to and/or equity ownership of, such entities or accounts, the Reporting Person may be deemed to control each of J&S, Orion and the Chalmers Trust and beneficially own the Common Stock of the Company owned by such entities. The Reporting Person may also be deemed to be the beneficial owner of Common Stock held in the accounts for his children, the Individual Retirement Account of which he is the beneficiary as well as an Individual Retirement Account of which his wife is a beneficiary. All of such shares of Common Stock are reported herein as beneficially owned by the Reporting Person. However, the Reporting Person disclaims beneficial ownership of the shares owned by the Individual Retirement Account of which his wife is a beneficiary. No entity or account named herein individually beneficially owns 5% or more of the Common Stock.

(b) The business address of the Reporting Person is 705 S. 10th Street, Blue Springs, Missouri 64015.

(c) The Reporting Person’s present principal occupation is President of J&S. The principal business of J&S is an independent distributor of parts and components for equipment to the construction, mining and oil field service industry. The address of J&S is 705 S. 10th Street, Blue Springs, Missouri 64015.

(d)-(e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

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(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

  Orion and the Chalmers Trust effect open market purchases of securities primarily through lines of credit or margin accounts maintained for them with Harrington Bank and Southwest Securities, Inc., which may extend margin credit to Orion and Chalmers Trust as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts and the securities purchased through loans made under lines of credit are pledged as security for the repayment of such loans.

Certain of the shares of Common Stock and Warrants to Purchase Common Stock of the Company were acquired by the Chalmers Trust and Orion upon liquidation of an investment limited liability company in which the Chalmers Trust and Orion were members.

Item 4. Purpose of Transaction.

The Reporting Person (as well as J&S, Orion, the Chalmers Trust, the accounts for the Reporting Person’s children and the Individual Retirement Accounts for the Reporting Person and his wife) acquired all of the shares of Common Stock reported herein as beneficially owned by the Reporting Person for investment purposes only.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

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(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person generally regards himself as a passive investor with respect to the Common Stock. However, in May 2005, the Reporting Person drafted a letter to the Board of Directors of the Company which was also signed by nine other investors in which certain recommendations were made, including a request that the amount of non-cash compensation paid to employees and management be rigorously reviewed in light of the current profitability and financial condition of the Company.

In addition, as a result of the Company’s performance and drilling failures prior to February 2006, in early February 2006 Barton J. Cohen, one of the other investors who had signed the letter which the Reporting Person had drafted and sent to the Company in May 2005, sought a meeting with senior management, of the Company. On February 22, 2006, Mr. Cohen and two other shareholders, including the Reporting Person, met with senior management to discuss recent drilling failures and prospects, the direction of the Company’s business and governance issues. Management was encouraged by those present to place one or more new independent directors on the Board having one or more of the following attributes: exploration and production experience comparable to the issuer’s business, capital market expertise and significant stock ownership. On August 16, Mr. Cohen alone met again with management and had a further discussion, focusing primarily on governance and operational matters. Mr. Cohen expressed the view that two current members of the board should be replaced and discussed desired attributes and possible candidates with management. Mr. Cohen also expressed the view that the Company needed to reduce administrative expenses, revise its compensation policies, strengthen financial management and improve investor relations. He also stated that he was not seeking an overall change in leadership of the Company, but sought to encourage management to lead the Company in making the changes necessary to maximize all stakeholders' value in a timely fashion. Mr. Cohen stated in an Amendment No. 1 to a Statement on Schedule 13D filed with respect to the Company’s Common Stock filed by him and certain other persons with the Securities and Exchange Commission on August 22, 2006 that Mr. Cohen intended to continue encouraging management to take such actions.

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Since the Reporting Person’s meeting with management of the Company on February 22, 2006, at the request of management of the Company, the Reporting Person has had several conversations with management, prospective new board members and certain other shareholders regarding new potential members to the Board of Directors and a new performance-based compensation plan. The Reporting Person anticipates that these conversations will continue to be held as management develops a proposed response and solution to the issues raised by Mr. Cohen in his August 16, 2006 meeting with management.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,916,870 shares of the Common Stock representing approximately 5.29% percent of the Company's outstanding Common Stock. This includes 5,700 shares of Common Stock directly owned by J&S; 252,909 shares of Common Stock and currently exercisable warrants to purchase 294,261 shares of Common Stock directly owned by Orion; 552,358 shares of Common Stock and currently exercisable warrants to purchase 759,392 shares of Common Stock directly owned by the Chalmers Trust; 2,500 shares of Common Stock owned directly by the J. Shawn Chalmers IRA; 2,500 shares of Common Stock owned directly by the Leslie R. Chalmers IRA; and an aggregate of 47,250 shares of Common Stock owned by accounts for the Reporting Person’s children as to which the Reporting Person’s wife is the custodian. The Reporting Person disclaims beneficial ownership of the shares owned directly by the Leslie R. Chalmers IRA. (b) The Reporting Person may be deemed to share with the entity or account directly owning such shares, the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares of Common Stock reported as beneficially owned by such Reporting Person.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2006	By:	/s/ James Shawn Chalmers
James Shawn Chalmers

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